Room 4561


	February 10, 2006


Mr. Terry L. Eilers
Chief Executive Officer
eTotalSource, Inc.
1510 Pool Boulevard
Yuba City, California 95993

Re:	eTotalSource, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2 filed
February 6, 2006
	File No. 333-130800

Dear Mr. Eilers:

      We have reviewed your amended filing and response letter dated
February 6, 2006 and have the following comments.

Cover Page and Prospectus Summary

1. We note your revised disclosure in response to comment 1 of our letter dated January 26, 2006. The first option for the conversion price of the November 2005 debentures is fixed and determinable at $.024 per share. As a result, the disclosure regarding the formula to arrive at such price is superfluous and decreases the clarity and quality of your disclosure. With reference to our guidance on plain
English disclosure, please revise the portions of your prospectus that are subject to Rule 421(d) under the Securities Act to disclose the $.024 per share conversion price without discussing the formula used to arrive at such price.

Shares Acquired in Financing Transactions with Cornell, page 13

2. We note your revised disclosure in response to comment 5 of our letter dated January 26, 2006. Please revise your first bullet under your 2005 transactions describe the current status of the securities purchase agreement dated November 2, 2005. Securities have been sold to Cornell Capital under the securities purchase agreement and your disclosure should reflect that transaction.

Item 27. Exhibits

3. Item 601(b)(5)(i) of Regulation S-B requires that all
Securities
Act filings include an opinion of counsel regarding the legality of the securities being registered. Counsel must opine that the securities to be sold are or will be legally issued, fully paid and nonassessable. With respect to the shares of common stock issuable upon conversion or exercise of the debentures or warrants, respectively, counsel should opine on their legality upon conversion or exercise in accordance to the terms of their respective instruments. In addition, such opinion must be addressed to the company.

In the filed exhibit, the opinions expressed by counsel do not appear to specifically address the legality of the securities being registered. For instance, counsel does not express an opinion with respect to the 225,000,000 shares issuable upon conversion of your outstanding November 2005 debentures or the 7,000,000 issuable upon exercise of outstanding warrants. We note that counsel expresses an opinion on the "prospective issuance" of securities pursuant to the securities purchase agreement dated November 3, 2005. If such opinion is in reference to the securities purchase agreement dated November 2, 2005, then it appears that counsel is opining on the November 2005 debentures in the aggregate principal amount of $1,000,000. Such securities are not being registered under your registration statement.

Additionally, the opinion appears to contain unnecessary assumptions, including assumptions that concern matters that can and should be evaluated by counsel rendering the opinion. For example, counsel has assumed "the legal existence of all parties to the transactions," which would include the company, as well as the consummation of the
"transactions." Counsel should not assume that the registrant is legally incorporated or that the transactions that gave rise to the securities issuances have been consummated. It would appear that whether such transactions have been consummated would be readily ascertained by counsel. Please have counsel review and revise to limit the assumptions made by counsel to factual matters.

Lastly, counsel may not limit the ability of investors in the registered offering to rely on counsel`s opinion regarding the legality of the securities being registered. Please have counsel revise their opinion as appropriate.


*              *              *              *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3462.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal


cc:	Via Facsimile
	Mr. Clayton E. Parker, Esq.
	Mr. Christopher J. DeLise, Esq.
	Kirkpatrick & Lockhart Nicholson Graham, LLP
	201 South Biscayne Boulevard, Suite 2000
	Miami, Florida 33131
	Telephone: (305) 539-3300
	Facsimile:  (305) 358-7095